EXHIBIT 99.1

Galapagos announces three new Phase 2 Proof-of-Concept studies with filgotinib

Mechelen, Belgium; 4 April 2017; 7.30 CET - Galapagos NV (Euronext & NASDAQ: GLPG) announces three new Phase 2 Proof-of-Concept studies investigating filgotinib in Sjögren's syndrome, ankylosing spondylitis, and psoriatic arthritis. The Sjögren's study is being led by filgotinib collaboration partner Gilead Sciences, Inc.; the ankylosing spondylitis and psoriatic arthritis studies by Galapagos.

"We are pleased with the rapid initiation of these three new proof-of-concept studies with filgotinib," said Dr. Walid Abi-Saab, Chief Medical Officer of Galapagos. "We look forward to seeing the study results which will show whether filgotinib can impact signs and symptoms of these three disease areas."

Galapagos and Gilead entered into a global collaboration for the development and commercialization of filgotinib in inflammatory indications. These Phase 2 studies in Sjögren's syndrome, ankylosing spondylitis, and psoriatic arthritis are incremental to the ongoing FINCH Phase 3 program in rheumatoid arthritis, the DIVERSITY Phase 3 study in Crohn's disease (also small bowel and fistulizing Crohn's disease), and the SELECTION Phase 2b/3 study in ulcerative colitis initiated in 2016.

Filgotinib is an investigational drug and its efficacy and safety have not been established.
For information about the studies with filgotinib: www.clinicaltrials.gov
For more information about filgotinib: www.glpg.com/filgotinib

Filgotinib in Sjögren's syndrome
The Phase 2 study will be a multi-center, randomized, double-blind, placebo-controlled study in adult patients with active Sjögren's syndrome. Approximately 140 patients are planned to be randomized in 60-80 centers globally to receive either filgotinib, placebo or two other investigational regimens administered once daily for up to 48 weeks. The primary endpoint will be the percentage of patients on treatment fulfilling protocol-specified clinical response criteria at week 12.

Sjögren's Syndrome is a systemic inflammatory disease which can be felt throughout the body, often resulting in chronic dryness of the eyes and mouth. Along with symptoms of extensive dryness, other serious complications include profound fatigue, chronic pain, major organ involvement, neuropathies and lymphomas. The disease is estimated to affect up to 1% of the population worldwide, and nine out of ten Sjögren's syndrome patients are women. The average age of diagnosis is in the 40s, although it can occur in all age groups and in both sexes. Currently, there is no cure or disease-modifying drug approved for Sjögren's syndrome. However, supportive treatments may improve various symptoms. Prescription medicines for dry eyes and dry mouth are available. Immunosuppressive medications are also used to treat the serious internal organ manifestations.

Filgotinib in ankylosing spondylitis (AS)
The TORTUGA Phase 2 study will be a multi-center, randomized, double-blind, placebo-controlled, study to assess the safety and efficacy of the selective JAK1 inhibitor filgotinib in adult patients with moderate to severe active ankylosing spondylitis. Approximately 100 patients are planned to be randomized in the study in a 1:1 ratio to receive 200 mg q.d. or placebo q.d. administered for 12 weeks. TORTUGA will recruit in 8 European countries.

The primary goal of TORTUGA will be to evaluate the effect of filgotinib compared to placebo on the signs and symptoms of AS, as assessed by the Ankylosing Spondylitis Disease Activity Score (ASDAS) at Week 12.

AS, a systemic, chronic, and progressive inflammatory arthritis, is one of the most common rheumatic diseases across the globe. AS primarily affects the spine and sacroiliac (SI) joints and progresses into severe inflammation that fuses the spine, leading to permanent painful stiffness of the back. There are over 1 million prevalent cases of AS in the US, Europe, and Japan.Currently, there is no known cure for AS, but there are treatments and medications available to reduce symptoms and manage pain. Recent studies show that the newer biologic medications can potentially slow disease progression in some people. Note that different people respond to different medications with varying levels of effectiveness. Thus, it may take time to find the most effective course of treatment.

Filgotinib in psoriatic arthritis
The EQUATOR Phase 2 study will be a multi-center, randomized, double-blind, placebo-controlled study to assess the safety and efficacy of the selective JAK1 inhibitor filgotinib in adult patients with moderately to severely active psoriatic arthritis. Approximately 124 patients are planned to be randomized in the study in a 1:1 ratio to receive 200 mg q.d. or placebo q.d. administered for 16 weeks. EQUATOR will recruit in 8 European countries.

Primary goal of EQUATOR will be to evaluate the effect of filgotinib compared to placebo on the signs and symptoms of psoriatic arthritis, as assessed by the American College of Rheumatology 20% improvement score (ACR20) at Week 16. The study will also explore the effects of filgotinib on the skin manifestations (psoriasis) as well as other domains like fingers (dactylitis), tendon insertions (tendinitis), spine involvement (spondylitis) and nail involvement.

Psoriatic arthritis is an inflammatory form of arthritis, affecting up to 30 percent of psoriasis patients. Psoriatic arthritis can cause swelling, stiffness and pain in and around the joints, cause nail changes and overall fatigue. Studies show that delaying treatment for psoriatic arthritis as little as six months can result in permanent joint damage. Early recognition, diagnosis and treatment of psoriatic arthritis are critical to relieve pain and inflammation and help prevent joint damage.

Despite the availability of a number of treatment options, few current treatments effectively relieve the enthesitis and symptoms in the joints and the skin. Sales of drugs for psoriatic arthritis reached $4.5 billion in the US, EU, and Japan in 2015 and are expected to grow to $12.6 billion by 2025, driven by improved diagnosis.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Our pipeline comprises a pipeline of Phase 3, Phase 2, Phase 1, pre-clinical, and discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 510 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More information at www.glpg.com.

Contacts

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications	Director Communications
+1 781 460 1784 Paul van der Horst Director IR & Business Development +31 6 53 725 199	+31 6 53 591 999 communications@glpg.com
ir@glpg.com

Forward-Looking Statements
This release may contain forward-looking statements, including statements regarding Galapagos' strategic ambitions, the anticipated timing of clinical studies with filgotinib and the progression and results of such studies. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing and planned clinical research programs may not support registration or further development of filgotinib due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partner for filgotinib, Gilead), and estimating the commercial potential of Galapagos' product candidates. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on form 20-F filed with the SEC and subsequent filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.